Exhibit 99.1

April 22, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Grupo Financiero Galicia S.A. - Notice of payment corresponding to the Class V, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the ninth payment corresponding to the Class V, Series II Notes, issued under the Global Program for the issuance of short-, mid- and/or long term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: May 2, 2016.

Item: Ninth payment of interest corresponding to the period that started on January 31, 2016 and that will end on April 30, 2016.

Applicable Interest Rate: The Class V, Series II Notes accrue interest at a variable rate equal to BADLAR (28.4304435%) + 5.25%.

Interest and Amount Payable for the Period: The applicable interest rate for the period described above is 8.30477% and the amount of interest payable is Ps. 6,494,327.72.

ISIN N°: ARGFGA050148

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A. A. Enrique Pedemonte Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.